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VIA EDGAR

September 17, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Jeffrey Riedler, Assistant Director
           Division of Corporation Finance

Re:	W. R. Berkley Corporation Form 10-K filed February 26, 2010 DEF 14A filed April 8, 2010 File No. 1-15202

Dear Mr. Riedler:

On behalf of W. R. Berkley Corporation (“Berkley” or the “Company”), set forth below is Berkley’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated August 31, 2010 to Eugene G. Ballard, Berkley’s Senior Vice President -- Chief Financial Officer, relating to Berkley’s proxy statement on Schedule 14A filed on April 8, 2010 (the “2010 Proxy Statement”) and Berkley’s proposed disclosure contained in our response letter dated August 25, 2010.  For your convenience, we have set forth below the Staff's comment in italics, followed by Berkley's response thereto.

Definitive Proxy Statement

Executive Compensation Decisions During the Last Fiscal Year, Page 30

1.	Your proposed discussion still does not provide any details regarding the reasoned subjective assessment of the Company performance and individual performance. For example:

•
Please describe the assessment of Mr. Ballard’s performance in the tax and investor relations areas and the reasons supporting this assessment.  Additionally, identify his significant contributions to your strategic initiatives;

•	Please identify Mr. Lederman’s contributions to your strategic initiatives and litigation management;

•	Please describe Mr. Shiel’s involvement in the structuring, risk management and allocation of invested assets and his accomplishments in these areas.

New York    Washington    Paris    London    Milan    Rome    Frankfurt    Brussels
in alliance with Dickson Minto W.S., London and Edinburgh

Mr.Jeffrey Riedler
Securities and Exchange Commission
September 17, 2010

This comment -- along with the previous comment of the Staff -- led us to revisit this disclosure on page 30 of the 2010 Proxy Statement regarding the determination of the compensation of these NEOs.  We realize that this disclosure should be conformed to the following disclosure that appears on page 26:

    Annual Bonus Program. The annual incentive bonus for each NEO other than the CEO and the COO is a discretionary bonus based primarily on financial goals for the Company. Actual bonus amounts for the other NEOs (Messrs. Ballard, Lederman, and Shiel) are determined by the CEO and are additionally based on a subjective evaluation of each individual’s accomplishments and contributions to the Company’s results. For Mr. Shiel, consideration is also given to the performance of the Company’s investment portfolio. These bonus amounts are reviewed and confirmed by the Committee.

The above description reflects the considerations in determining the 2009 bonuses of these NEOs, with the bonuses based “primarily” on overall financial performance of the Company.

Thus, in order to clarify our disclosure on page 30 regarding the determination of their annual bonuses, we expect to revise our disclosure, commencing with our 2011 proxy statement, along the lines described below, with such adjustments as necessary to reflect the considerations taken into account with respect to 2010 bonuses:

1.	We will revise the disclosure that appears on page 30 under “General Approach” to conform to the above disclosure that appears on page 26.

2.	To avoid any possible confusion, we will delete the word “reasoned” that appears before “subjective approach” on page 30 and elsewhere.

3.
To conform the description on pages 30-31 regarding the determination of the annual incentive bonus for Messrs. Ballard, Lederman and Shiel with the above disclosure, we expect to include the following (in lieu of the existing disclosure):

    Annual Incentive Bonus.  For Messrs. Ballard, Lederman, and Shiel, the CEO determined, and reviewed with the Committee, the 2009 bonus amounts, as shown in the Summary Compensation Table, and his subjective assessment of the overall performance levels of these NEOs.  These 2009 bonus amounts were primarily based on the financial performance of the Company (return on equity and other measures), the Company’s financial performance relative to industry peers and market compensation for similar positions at peer companies (as discussed above).  See the discussion on CEO bonus for a more detailed analysis of the Company’s financial performance.  Also taken into consideration was Mr. Berkley’s subjective assessment of these NEO’s individual performance (including for Mr. Shiel, the performance of the Company’s investment portfolio), but these individualized assessments did not alter the determination of their bonuses in 2009 as based on the Company’s financial performance.

Mr. Jeffrey Riedler
Securities and Exchange Commission
September 17, 2010

    The 2009 bonus award for each of Mr. Ballard and Mr. Lederman was $325,000, which represented a 4.5% decline over the prior year.  The reduction in bonus amount was due primarily to Company financial performance. The 2009 bonus award for Mr. Shiel was brought back in line with Messrs. Ballard and Lederman, or $325,000, after having been reduced by 50% in 2008.

With the above clarification that the determination of these NEO’s 2009 bonuses was based primarily on the overall financial performance of the Company and that the individualized subjective assessments did not alter this determination of their bonuses, we do not believe that additional disclosure is necessary.

On behalf of the Company, I would especially like to thank Mr. Krug for working patiently with us through this comment and our responses.  Should any member of the Staff have any questions, please do not hesitate to call me at (212) 728-8592.

Very truly yours,

/s/ Jeffrey S. Hochman

Jeffrey S. Hochman

cc:       John Krug (SEC)
Dan Greenspan (SEC)
Suzanne Hayes (SEC)
Eugene G. Ballard (Berkley)
Ira S. Lederman (Berkley)